Exhibit 99.1

Almonty Industries Reports Third Quarter 2025 Financial Results

Sangdong Construction Substantially Complete, Ramp Up Underway with Final Project Commissioning Expected in Near-Term

Company Realizes $33.2 Million Net Income (Diluted EPS = $0.13) Driven by Warrant Liability Revaluation Gain; Future Foreign Exchange Volatility of CDI Options Removed Following Re-denomination of Certain CDI Options

Toronto – November 3, 2025 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM; TSX: AII; ASX: AII; Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced its financial results for the three and nine months ended September 30, 2025.

Financial Summary:

Unless otherwise indicated, all figures are expressed in millions of Canadian dollars.

	Three Months Ended September 30,
	2025	2024
Revenue	$8.7	$6.8
Income from Mining Operations	$1.3	$0.7
General and Administrative Costs	$3.7	$1.3
Income (Loss) Before Other Expenses & Income Taxes	$(0.9)	$(3.9)
Gain (loss) on Valuation of Warrant Liabilities	$34.5	$(0.7)
Net Income (Loss) for the Period	$33.2	$58.2
Adj. EBITDA (non-IFRS) (1)	$(2.2)	$(0.6)

Key Third Quarter 2025 & Subsequent Operational Highlights

●	Almonty acquired a strategic U.S. tungsten project in Beaverhead County, Montana for US$10 million in aggregate consideration, which is positioned for near-term production as early as the second half of 2026.

●	Commenced large-scale drilling program at the Sangdong Molybdenum project to confirm whether mineral reserves can be established ahead of potential future production to address an ongoing critical molybdenum supply shortage.

●	Almonty successfully listed on the Nasdaq Capital Market under the symbol “ALM” in July 2025, concurrently with the closing of an upsized public offering of common shares in the United States for gross proceeds of US$90 million.

●	Construction at Sangdong is now substantially complete, with ramp-up activities underway as the Company focuses on the transition to final project commissioning and commercial production.

Third Quarter 2025 Financial Results Highlights

Revenue recorded in the third quarter of 2025 increased by 28% to $8.7 million, as compared to $6.8 million in the same year-ago quarter. The increase was largely attributable to increased tungsten prices and steady output from the Company’s Panasqueira Mine in Portugal.

General & administrative expenses in the third quarter of 2025 totaled $3.7 million, as compared to $1.3 million in the same year-ago quarter. The change in operating expenses was chiefly due to costs associated with ongoing corporate and regulatory activities, particularly following the Company’s uplisting to the Nasdaq in July 2025 and special meeting held in September 2025.

Net income in the third quarter of 2025 increased to $33.2 million, as compared to a loss of $5.3 million in the same year-ago quarter. The change was primarily attributable to a gain of $34.5 million on the revaluation of warrant liabilities following shareholder approval to convert certain Australian-dollar denominated CDI options to Canadian dollars, removing foreign exchange volatility under IFRS.

Adjusted EBITDA, a non-IFRS measure, was ($2.2) million in the third quarter of 2025, as compared to ($0.6) million in the same year-ago quarter.(1)

Cash and cash equivalents as of September 30, 2025 totaled $111.6 million, as compared to $7.8 million as of December 31, 2024. The change in cash was primarily a result of the receipt of US$90 million of gross proceeds from the completion of a public offering in the United States in July 2025.

Management Commentary

Lewis Black, Chairman, President & CEO, commented: “The third quarter marked a defining inflection point for Almonty - with construction at Sangdong now substantially complete and ramp-up underway, we are transitioning from development to production at what will soon become the Western world’s largest tungsten mine. Our successful Nasdaq listing earlier this year positions Almonty as a cornerstone supplier of a critical mineral essential to defense and advanced manufacturing supply chains increasingly constrained by geopolitical tensions with China.

“Looking ahead, we are well positioned to execute a disciplined commissioning process and optimize throughput at Sangdong to meet surging demand from Western governments and defense customers seeking secure, long-term tungsten supply. As we bring this globally significant asset online, Almonty is poised to potentially play a central role in reshaping allied tungsten trade flows for decades to come.”

Brian Fox, Chief Financial Officer, added: “Our third quarter results reflect the impact of a one-time, non-cash warrant liability revaluation gain following the re-denomination of certain CDI options into Canadian dollars, a technical adjustment that removes future foreign exchange noise from our financials and simplifies our capital structure. Excluding that accounting gain, results were consistent with expectations as we continue the transition from construction to commissioning.”

Operational Outlook

As construction at Sangdong is now substantially complete and ramp-up activities are underway, Almonty is currently focused on the transition to commercial production and final project commissioning. The Company will also continue advancing its European and U.S. assets as well as exploring strategic partnerships to strengthen its role in the Western tungsten supply chain.

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

(1)	Use of Non-IFRS Financial Measures

This press release makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS financial measures by providing further understanding of Almonty’s results of operations from management’s perspective. Almonty’s definitions of non-IFRS measures used in this press release may not be the same as the definitions for such measures used by other companies in their reporting. Non-IFRS measures have limitations as analytical tools and should not be considered in isolation nor as a substitute for analysis of Almonty’s financial information reported under IFRS. Almonty uses non-IFRS financial measures, including “Adjusted EBITDA”, to provide investors with supplemental measures of its operating performance and to eliminate items that have less bearing on operating performance or operating conditions, and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. In this news release, Almonty uses the non-IFRS financial measure “Adjusted EBITDA”. Almonty’s management uses Adjusted EBITDA in order to evaluate its operating performance, by eliminating the impact of non-operational or non-cash items.

Almonty believes that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Almonty’s management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period.

IFRS NET INCOME (LOSS) TO ADJUSTED EBITDA RECONCILIATION

(in thousands of Canadian Dollars)

	Three Months Ended
	September 30,
	2025	2024
Net income (loss) for the period	33,191	(5,319)
Depreciation & amortization	233	266
Loss on valuation of embedded derivative liabilities	288	334
(Gain) loss on valuation of warrant liabilities	(34,513)	710
Foreign exchange (gain) loss	(3,338)	702
Taxes	163	197
Interest, net	1,061	1,048
Share-based compensation	727	1,464
Adjusted EBITDA (Non-IFRS)	(2,188)	(598)

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the successful closing of the contemplated transactions and the production and timing of tungsten, if any, from the Lentung Tungsten Project and the Historical Estimate.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, statements concerning the successful closing of the contemplated transactions and the production and timing of tungsten, if any, from the Lentung Tungsten Project.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form dated March 20, 2025 and the Management Discussion and Analysis for the three and six months ended September 30, 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. There can be no assurances regarding if or when the transactions will close and the production and timing of tungsten, if any, from the Lentung Tungsten Project. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD- LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.